EXHIBIT 99.117
                                                                --------------
--------------------------------------------------------------------------------
[GRAPHIC OMITTED]
           [ADVANTAGE LOGO OMITTED]
--------------------------------------------------------------------------------



                   ADVANTAGE ENERGY INCOME FUND - NEWS RELEASE

                                  JUNE 4, 2004

               ADVANTAGE ANNOUNCES BOARD OF DIRECTORS APPOINTMENTS

                                  (TSX: AVN.UN)

--------------------------------------------------------------------------------

CALGARY, ALBERTA - Advantage Energy Income Fund ("Advantage" or the "Fund") is pleased to announce the appointment of Steven Sharpe, Managing Partner of Blair Franklin Capital Partners Inc. to Chairman of the Board. Past Chairman, Mr. Lamont Tolley will continue to sit on the Board as a member of both the Audit and the Reserve Evaluation Committees. We thank Mr. Tolley for his leadership over the past three years and look forward to his continued commitment and contribution to Advantage.

The Fund is also pleased to announce the appointment of Carol D. Pennycook to the Board of Directors. Ms. Pennycook is a partner of Davies Ward, Phillips & Vineberg LLP practicing in the area of corporate finance, securities and general corporate and commercial law. Prior to practicing in Ontario, she practiced in Calgary, Alberta in the area of securities, corporate and oil and gas law and is a member of the Alberta bar as well as of Ontario. Ms. Pennycook also practiced with the Corporate Finance Branch of the Ontario Securities Commission during a secondment program in 1984.

The Advantage Board of Directors has three committees with the following membership:

Audit Committee: Rodger Tourigny (chairman), Steven Sharpe, Lamont Tolley

Human Resources, Compensation and Corporate Governance Committee: Steven Sharpe (chairman), Ronald McIntosh, Roderick Myers, Carol Pennycook

Reserve Evaluation Committee: Roderick Myers (chairman), Ronald McIntosh, Lamont Tolley

For further information contact:

                       Mr. Gary F. Bourgeois, VP Corporate
                                  Development
                              Phone: (416) 945-6636
                            TOLL FREE: 1-866-393-0393

                          ADVANTAGE ENERGY INCOME FUND
                            3100, 150 - 6th Avenue SW
                             Calgary, AlbertaT2P 3Y7
                              Phone: (403) 261-8810
                               Fax: (403) 262-0723
                        Web Site: www.advantageincome.com
                      E-mail: advantage@advantageincome.com